August 21, 2008

Mail Stop 6010

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re: Pressure BioSciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2008**
> **File No. 000-21615**

Dear Mr. Schumacher:

      We have completed our review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Steven London, Esq.—Pepper Hamilton LLP